March 19, 2025

Daniel Contreras
Chief Executive Officer
RAADR, INC.
1680 Michigan Avenue, Suite 700
Miami Beach FL, 33139

       Re: RAADR, INC.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed March 3, 2025
           File No. 024-12538
Dear Daniel Contreras:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
General

1. We reissue prior comment 1 regarding the Subject Convertible Notes. If your offering statement is not being used for the conversion of the Subject Convertible Notes, please revise to clarify whether this offering statement is qualifying the shares underlying the notes for resale.
2. To the extent you are qualifying the shares for resale using Securities Act Rule
       251(d)(3)(i)(A), please provide your analysis regarding whether those shareholders are underwriters. If more than one paragraph of Rule 251(d)(3)(i) is being used to qualify securities, revise your cover page to clearly identify each subparagraph of
       Rule 251(d)(3)(i) being used and the amounts being qualified pursuant to such paragraph. In addition, clarify whether and how the Company and Daniel Contreras
 March 19, 2025
Page 2

      will determine, and investors will know, if shares are being acquired from the
      Company or the selling shareholders, and provide your analysis as to why this transaction is not an indirect primary offering. If the selling stockholders are engaged in an indirect primary offering, then the selling stockholders would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the offering statement as an underwriter. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.
3. We note that many of the Subject Convertible Notes were issued on November 15,
      2024, that this offering statement on Form 1-A was initially filed on November 29,
      2024, and that the selling shareholders may be selling shares concurrently with the company. Please provide a detailed legal analysis regarding whether or not the offerings are part of one integrated offering. Refer to Rule 152 of the Securities Act.
      Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at
202-
551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Eric Newlan